SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CNPJ/MF 76.483.817/0001-20 - NIRE 41300036535 - CVM Registration 1431-1

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

Deadline for exercising the right of withdrawal by dissenting common shareholders

COMPANHIA PARANAENSE DE ENERGIA - COPEL (“the Company”), in addition to Material Fact No. 9/25, disclosed on August 22, 2025, and Shareholder Notice No. 05/25 disclosed on August 25, 2025, hereby informs its shareholders and the market in general of the following:

On September 24, 2025, the deadline for dissenting shareholders to exercise their right of withdrawal from the resolution that approved, at the Extraordinary General Meeting held on August 22, 2025 (“EGM”), the change in the preferences and advantages conferred on class “B” preferred shares (“PNB”) to equalize them with class “A” preferred shares (“PNA”), with the respective amendment to Article 5 of the Company's Bylaws, the effectiveness of which is subject to obtaining the consent of creditors whose respective financial instruments provide for early maturity of the debts of the Company or its subsidiaries as a result of the approval of the matters at the EGM (“Waivers”).

Pursuant to Articles 136, II, and 137, I, of Law No. 6,404, dated December 15, 1976, as amended (“Corporation Law”), the approval of the above-mentioned matter granted, for 30 days from August 25, 2025, the date of publication of the minutes of the EGM, the right of withdrawal to holders of common shares (“ON”) issued by the Company who dissented, due to the expansion of preferences and advantages to PNB shares.

During this 30-day period, no shareholders exercised their right of withdrawal, which is why no reimbursement will be paid. In addition, the Company informs that no dissenting shareholders requested the preparation of a special balance sheet for reimbursement purposes, pursuant to Article 45, paragraph 2, of the Brazilian Corporations Law.

Curitiba, September 26, 2025

Felipe Gutterres

Vice-President of Finance and Investor Relations

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 26, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.